Exhibit (a)(5)(E)

Filed 12 November 14 P12:10 John Warren County Clerk Dallas County

No. CC-12-06855-A

KRISTY JANE FLYNN,	§	IN THE COUNTY COURT

Plaintiff,

vs.

TITANIUM METALS CORPORATION,

PRECISION CASTPARTS CORP., ELIT

ACQUISITION SUB CORP., HAROLD C.

SIMMONS, STEVEN L. WATSON, GLENN

R. SIMMONS, LT. GENERAL THOMAS P.

STAFFORD, KEITH R. COOGAN, TERRY

N. WORRELL and PAUL J. ZUCCONI,

Defendants.

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	§	AT LAW NO. 1
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	§	DALLAS COUNTY, TEXAS
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	§	DEMAND FOR JURY TRIAL

SHAREHOLDER PETITION FOR BREACH OF FIDUCIARY DUTY

INTRODUCTION

1. This is a stockholder action brought by plaintiff against Titanium Metals Corporation (“Timet” or the “Company”), its Board of Directors (the “Board”), Precision Castparts Corp. (“Precision Castparts”), and ELIT Acquisition Sub Corp., a wholly owned subsidiary of Precision Castparts (“Merger Sub,” and with Precision Castparts, collectively referred to herein as “PCC”). The claims in this action arise from defendants’ efforts to sell Timet to PCC via an unfair process and at an unfair price (the “Proposed Acquisition”). In pursuing the unlawful Proposed Acquisition, each of the defendants violated applicable law by breaching their fiduciary duties of loyalty, due care, candor, independence, good faith and fair dealing.

2. Timet, headquartered in Dallas, Texas, is the largest independent titanium manufacturer in the United States, and offers a full range of titanium products, including ingot and slab, forging billet, and mill forms. Timet is vertically integrated, and capable of making its own titanium sponge. In 2011, more than 75% of Timet’s sales were to aerospace and defense end markets, with PCC representing more than 15% of total sales. Timet operates seven primary melting or mill facilities in Henderson, Nevada; Toronto, Ohio; Morgantown, Pennsylvania; Vallejo, California; Witton, England; Waunarlwydd, Wales; and Ugine, France, and employs approximately 2,750 people.

3. PCC is a worldwide, diversified manufacturer of complex metal components and products. It serves the aerospace, power and general industrial markets. PCC is the market leader in manufacturing large, complex structural investment castings, airfoil castings, forged components, aerostructures and highly engineered, critical fasteners for aerospace applications. In addition, the company is the leading producer of airfoil castings for the industrial gas turbine market. PCC manufactures extruded seamless pipe, fittings, forgings, and clad products for power generation and oil and gas applications; commercial and military airframe aerostructures; and metal alloys and other materials to the casting and forging industries.

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4. On November 9, 2012, Timet entered into an Agreement and Plan of Merger (the “Merger Agreement”) with PCC for the acquisition of the Company by PCC. Pursuant to the terms of the Merger Agreement, PCC (through Merger Sub) has agreed to acquire all of the common stock of the Company for just $16.50 per share in cash (the “Merger”). Under the terms of the Merger Agreement, PCC will commence by November 20, 2012 an all-cash tender offer (the “Offer”) to acquire 100% of the outstanding common stock of the Company for $16.50 per share, net to the tendering holder in cash. Following the consummation of the Offer, PCC will acquire any Company shares (for just $16.50 per share) that are not purchased in the Offer in a second-step merger in which Merger Sub will merge with and into the Company and the Company will become a wholly owned subsidiary of PCC.

5. The process leading to the Proposed Acquisition was infected with conflicts, as it was driven entirely by the Company’s largest shareholder seeking liquidity for his illiquid holdings in Timet stock. Contran Corporation (“Contran”) and its affiliates, owned and controlled by defendant and Chairman of the Board Harold Simmons (“H. Simmons”), in the aggregate own approximately 54% of the outstanding shares of the Company’s common stock. But H. Simmons’ dominance over the Company extends well beyond his mere share ownership percentage. As described below, H. Simmons controls six of Timet’s seven Board members.

6. As a result of the conflicted and unfair process underlying the Proposed Acquisition, the proposed Offer price is unfair. In the last year Timet traded above the Offer price, at a high of $16.53, on January 19, 2012. Moreover, several analysts have set a median price target for Timet of $17.00, a high target of $20.00 (21% above the proposed acquisition price) and at least one other

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financial site has set a 12-month consensus price target of $ 18.50, all of which are above the $16.50 Offer price. The Offer price represents a multiple of just 1.7 times total assets, compared with the 1.96 median of four deals, according to Bloomberg. Furthermore, in its press release announcing its third quarter 2012 results on the same day of the announcement of the Merger Agreement, Bob O’Brian, Timet’s President and Chief Executive Officer (“CEO”) commented that the commercial aerospace sector is poised for sustained growth over the next several years.

7. Moreover, the proposed Offer price undervalues Timet’s worth to PCC. The acquisition of Timet is expected to be immediately accretive to PCC’s earnings. Timet, with about 2,750 workers, will make Precision Castparts into a world leader in titanium manufacturing almost overnight, given the two companies’ longstanding collaboration. J.B. Groh, an analyst at D.A. Davidson in Lake Oswego, said the deal appeared favorable for Precision Castparts, given the ever-increasing use of titanium in aircraft such as the Boeing 787 and Airbus A350.

8. Moreover, Mark Donegan, Chairman and CEO of PCC, has stated:

“Timet will provide us with the titanium capability that has always been a key missing piece of our overall product portfolio.… As our 2006 acquisition of Special Metals did for us with nickel alloys, acquiring Timet will enable us to streamline our supply chain and better manage our input costs in our core operations. As we continue to grow in the aerostructure market, this supply linkage will present even more of an opportunity.

“The potential for value creation is vast – we expect to generate significant synergies by putting our two companies together and leveraging our respective strengths.… Timet’s melting expertise and PCC’s forging and conversion assets are a complementary strategic fit. We will attack our collective cost structure and leverage our combined conversion assets to further enhance our respective customer presences and to penetrate new markets.

“This transaction is truly a needle mover, a deal that offers PCC and our customers a wide range of opportunities going forward.… We’ve worked with Timet for many years and are quite familiar with their operations, so we expect integration to move ahead quickly once the merger is completed.”

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9. As part of the Proposed Acquisition, defendants agreed to several provisions designed to keep out competitive bidders that may have offered more value to the Company’s shareholders. In connection with the Merger, Contran and certain of its affiliates have entered into a Support Agreement (the “Support Agreement”) with PCC, effective as of November 9, 2012. Pursuant to the Support Agreement, Contran and certain of its affiliates have agreed to, among other things, tender their shares of Company common stock in the Offer and, if necessary, vote such shares in favor of the Merger and against any alternative acquisition proposal and against any other action or agreement that would delay, prevent, impede, or impair the ability of PCC to complete the Merger and acquire Timet. An aggregate of 79,224,055 shares of the Company’s common stock are subject to the Support Agreement as of the date hereof, representing approximately 45% of the Company’s outstanding shares of common stock, and against any alternative acquisition proposal.

10. In addition to the Support Agreement, defendants also agreed to several other preclusive deal protection devices that will ensure Timet is sold to PCC and only to PCC. Although the Merger Agreement allows a 45-day “go-shop” period, the provision is less meaningful because the deal includes protective measures designed to strongly discourage competing bidders. These preclusive deal protection devices include:

(a) a “no-solicitation” provision (the “no-shop”) that precludes Timet, after the “go-shop” period ends, from providing confidential Company information to, or even communicating with, potential competing bidders for the Company except under very limited circumstances;

(b) an illusory “fiduciary out” for the no-shop provision that requires the Company to provide PCC with advance notice before providing any competing bidder with any confidential Company information, even after the Board has determined that the competing bid is reasonably likely to lead to a superior proposal and that the Board is breaching its fiduciary duties by not providing the competing bidder with confidential Company information;

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(c) an “information rights” provision that requires the Company to provide PCC with confidential, non-public information about competing proposals which PCC can then use to formulate a matching bid;

(d) a “matching rights” provision that requires Timet to provide PCC with the opportunity to match any competing proposal; and

(e) a “termination fee” provision that requires Timet to pay PCC $45.5 million if the Proposed Acquisition is terminated in favor of a superior proposal made during the go-shop period, and $101 million if the Proposed Acquisition is terminated in favor of a superior proposal made during the no-shop period.

11. If defendants are able to consummate the Proposed Acquisition, the Company’s public shareholders will be unable to share in the future success of the Company. Instead, those benefits will inure to PCC. The $16.50 per share amount does not reflect the Company’s intrinsic value, nor does it reflect the value of the Company as the target of a full and fair auction process.

12. The Board agreed to deliver the Company to PCC in order to secure material benefits for H. Simmons and for themselves as a result of the Proposed Acquisition. All of the directors and Company management will obtain from the Proposed Acquisition special benefits (not available to Timet’s public shareholders), including millions of dollars for Company stock options, performance share units, performance accelerated restricted stock units and restricted stock units, whether or not vested or exercisable, which shall upon the Merger become fully vested and exercisable. Furthermore, management who lose their positions after and as a result of the Merger will also receive millions more for change-of-control payments, as the Merger will be a triggering event under the senior executives’ employment contracts.

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13. In sum, defendants sold the Company via a process that did not maximize shareholder value, and did not fully account for the value of the Company. The $16.50 per share price that defendants agreed to materially undervalues Timet. In pursuing the unlawful plan to sell the Company, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing. The Proposed Acquisition was the product of a hopelessly flawed process designed to ensure the sale of Timet to PCC on terms preferential to H. Simmons and PCC and detrimental to plaintiff. This action seeks equitable relief to enjoin the Proposed Acquisition.

JURISDICTION AND VENUE

14. This Court has jurisdiction over this action pursuant to the Texas Constitution, Article V, and Texas Government Code §§24.007-24.008. The amount in controversy exceeds the jurisdictional minimum of this Court.

15. Although incorporated in Delaware, Timet has a substantial presence in Texas. Among other things, Texas is Timet’s principal place of business and the location of its worldwide headquarters. Each defendant has had substantial and continuous contacts with Texas that make the exercise of personal jurisdiction over them proper. Defendants H. Simmons, Steven L. Watson, Glenn R. Simmons, Keith R. Coogan, Terry N. Worrell and Paul J. Zucconi are citizens of Texas. This action is not removable to federal court.

PARTIES

16. Plaintiff Kristy Jane Flynn is, and at times relevant hereto, was a holder of Timet common stock.

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17. Defendant Timet is a corporation organized and existing under the laws of the state of Delaware with its corporate headquarters located at 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240. Timet is sued herein as an aider and abetter. It may be served with process through its registered agent Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.

18. Defendant Precision Castparts’ corporate headquarters are located 4650 S.W. Macadam Avenue, Suite 400, Portland, Oregon 97239. Precision Castparts is sued herein as an aider and abetter. It may be served with process at 4650 S.W. Macadam Avenue, Suite 400, Portland, Oregon 97239.

19. Defendant Merger Sub is a wholly owned subsidiary of Precision Castparts. Merger Sub is sued herein as an aider and abetter. It may be served with process through its registered agent National Registered Agents, Inc., 160 Greentree Drive, Suite 101, Dover, Delaware 19904.

20. Defendant H. Simmons is and at all times has been a director and the Chairman of Timet. H. Simmons has been Chairman of the Board since November 2005. H. Simmons was previously Vice Chairman of the Board and a director of Timet since August 2004. H. Simmons served as CEO of Timet from November 2005 until the appointment of defendant Steven L. Watson to that position in January 2006. H. Simmons is Chairman of the Board of: 1) Valhi Inc. (“Valhi”), a diversified holding company engaged in the manufacture of titanium dioxide pigments through its majority interest in Kronos Worldwide, Inc. (“Kronos”), the manufacture of ergonomic computer support systems, precision ball bearing slides and security products through its majority interest in CompX International Inc. (“CompX”) and in waste management; 2) Contran, a diversified holding company; and 3) NL Industries, Inc. (“NL”). H. Simmons is also CEO of NL and Chairman of the Board and CEO of Kronos. H. Simmons has been an executive officer and/or director of various

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companies related to Valhi and Contran since 1961. Valhi, Contran, NL, Kronos and CompX may be deemed to be affiliates of Timet. H. Simmons is a brother of defendant Glenn R. Simmons. Defendant H. Simmons may be served with process at 5915 Deloache Avenue, Dallas, Texas 75225.

21. Defendant Steven L. Watson (“Watson”) is and at all times has been a director of Timet. Watson has been Vice Chairman of the Timet Board since 2005 and on the Board since 2000. He also served as CEO from 2006 to December 2009 and as President during 2006. Since prior to 2006, Watson has been President and a director of Contran and President, CEO and a director of Valhi. He has also served as CEO of Kronos since February 2009 and its Vice Chairman of the Board since prior to 2006. Watson has served as a director of CompX, Keystone Consolidated Industries, Inc. (“Keystone”) and NL since prior to 2006. Watson has served as an executive officer or director of various companies related to Contran and Valhi since 1980. Defendant Watson may be served with process at 6050 Mimosa Lane, Dallas, Texas 75230.

22. Defendant Glenn R. Simmons (“G. Simmons”) is and at all times has been a director of Timet. G. Simmons has been a director of Timet since 1999. G. Simmons is Chairman of the Board of Keystone and CompX. Since 1987, G. Simmons has been Vice Chairman of the Board of Valhi and of Contran. G. Simmons has been an executive officer and/or director of various companies related to Valhi and Contran since 1969. G. Simmons is also a director of NL and Kronos. G. Simmons is the brother of H. Simmons. Keystone, Valhi, NL, Kronos and CompX may be deemed to be affiliates of Timet. Defendant G. Simmons may be served with process at 3752 Armstrong Avenue, Dallas, Texas 75205.

23. Defendant Lt. General Thomas P. Stafford (Ret.) (“Stafford”) is and at all times has been a director of Timet. Stafford was reappointed to the Timet Board in January 2006. Stafford previously served on Timet’s Board from 1996 until 2003. Stafford also has served on the Boards of

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numerous public corporations listed on the NYSE, and currently serves on the Board of NL and is Chairman of NL’s audit and management development and compensation committees. Defendant Stafford may be served with process at 1409 Glenbrook Drive, Oklahoma City, Oklahoma 73118.

24. Defendant Keith R. Coogan (“Coogan”) is and at all times has been a director of Timet. Coogan has been a director of Timet since 2006. He also serves as a director of Kronos’ audit committee and management development and compensation committee. Coogan was a director of CompX from 2002 to 2006 and Keystone from 2003 to 2005. Defendant Coogan may be served with process at 5209 Englenook Court, Plano, Texas 75023.

25. Defendant Terry N. Worrell (“Worrell”) is and at all times has been a director of Timet. Worrell served as a director of Timet in 2003 before becoming a director of NL, where he continues to serve as a director and member of NL’s audit committee. Defendant Worrell may be served with process at 6909 Vassar Avenue, Dallas, Texas 75205.

26. Defendant Paul J. Zucconi (“Zucconi”) is and at all times has been a director of Timet. Defendant Zucconi may be served with process at 2801 Mill Haven Court, Plano, Texas 75093.

27. The defendants named above in ¶¶20-26 are sometimes collectively referred to herein as the “Individual Defendants.”

DEFENDANTS’ FIDUCIARY DUTIES

28. When the directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; or (ii) a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, including a significant premium. To diligently comply with these duties, neither the directors nor the officers may take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

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(b) will discourage, inhibit, or deter alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits them from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

29. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Timet, are obligated to refrain from:

(a) participating in any transaction where the directors’ or officers’ loyalties are divided;

(b) participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

30. Plaintiff alleges herein that the defendants, separately and together, in connection with the Proposed Acquisition, are knowingly or recklessly violating their fiduciary duties and aiding and abetting such breaches, including their duties of loyalty, good faith and independence owed to plaintiff and other public shareholders of Timet, and/or are aiding and abetting therein. The Individual Defendants stand on both sides of the transaction, are engaging in self-dealing, are obtaining for themselves personal benefits, including personal financial benefits, not shared equally

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by plaintiff, in connection with the Proposed Acquisition, and/or are aiding and abetting therein. As a result of the Individual Defendants’ self-dealing and divided loyalties, and/or aiding and abetting, plaintiff will not receive adequate or fair value for her Timet common stock in the Proposed Acquisition.

31. Because the Individual Defendants are knowingly or recklessly breaching their duties of loyalty, good faith and independence in connection with the Proposed Acquisition, and/or are aiding and abetting therein, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon defendants as a matter of law.

THE PROPOSED ACQUISITION

32. Timet, headquartered in Dallas, Texas, is the largest independent titanium manufacturer in the United States, and offers a full range of titanium products, including ingot and slab, forging billet, and mill forms. Timet is vertically integrated, and capable of making its own titanium sponge. In 2011, more than 75% of Timet’s sales were to aerospace and defense end markets, with PCC representing more than 15% of total sales. Timet operates seven primary melting or mill facilities in Henderson, Nevada; Toronto, Ohio; Morgantown, Pennsylvania; Vallejo, California; Witton, England; Waunarlwydd, Wales; and Ugine, France, and employs approximately 2,750 people.

33. PCC is a worldwide, diversified manufacturer of complex metal components and products. It serves the aerospace, power and general industrial markets. PCC is the market leader in manufacturing large, complex structural investment castings, airfoil castings, forged components, aerostructures and highly engineered, critical fasteners for aerospace applications. In addition, the company is the leading producer of airfoil castings for the industrial gas turbine market PCC

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manufactures extruded seamless pipe, fittings, forgings, and clad products for power generation and oil and gas applications; commercial and military airframe aerostructures; and metal alloys and other materials to the casting and forging industries.

34. On November 9, 2012, Timet entered into the Merger Agreement with PCC for the acquisition of the Company by PCC. Pursuant to the terms of the Merger Agreement, PCC (through Merger Sub) has agreed to acquire all of the common stock of the Company for just $16.50 per share in cash. Under the terms of the Merger Agreement, PCC will commence by November 20, 2012 an all-cash Offer to acquire 100% of the outstanding common stock of the Company for $16.50 per share, net to the tendering holder in cash. Following the consummation of the Offer, PCC will acquire any Company shares (for just $16.50 per share) that are not purchased in the Offer in a second-step merger in which Merger Sub will merge with and into the Company and the Company will become a wholly owned subsidiary of PCC.

35. The press release announcing the Proposed Acquisition states in pertinent part:

TITANIUM METALS CORPORATION AGREES TO BE ACQUIRED

BY PRECISION CASTPARTS CORP. FOR $16.50 PER SHARE IN CASH

Precision Castparts to commence all-cash tender offer

Transaction expected to be completed in December of 2012

Titanium Metals Corporation (“TIMET”) today announced that it has entered into a definitive merger agreement under which Precision Castparts Corp. (“PCC”), has agreed to acquire all of the common stock of TIMET for $16.50 per share in cash. The total equity value of the transaction is approximately $2.9 billion. The cash consideration represents a premium of 36% over the 30-day average of TIMET shares and a 44% premium to the closing price of TIMET shares on November 8, 2012.

Under the terms of the merger agreement, PCC will commence by November 20, 2012 an all-cash tender offer to acquire 100 percent of the outstanding common stock of TIMET for $16.50 per TIMET share, net to the tendering holder in cash. PCC will acquire any TIMET shares that are not purchased in the tender offer in a second-step merger, at the same price per share paid in the tender offer. Completion of the tender offer will be subject to certain customary conditions, including tender of

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the majority of the outstanding shares of TIMET common stock not owned by TIMET’s principal stockholders, Contran Corporation (“Contran”) and its affiliates, who in the aggregate own approximately 54% of the outstanding shares of TIMET common stock, and the receipt of anti-trust approvals in the United States and the EU. The tender offer is expected to be completed in December 2012, subject to fulfillment of the conditions. Contran and certain of its affiliates, who collectively hold 45% of the outstanding shares of TIMET common stock, have committed to tender their shares in the tender offer. There can be no assurance that the tender offer will be completed, or if completed, that it will be completed in December 2012.

The merger agreement has been approved by the PCC Board of Directors. TIMET’s board of directors established a special committee consisting of independent members of the board which, with the assistance of their legal and financial advisors, evaluated, negotiated, and determined that the merger agreement and the tender, offer were advisable, fair and in the best interest of TIMET and its stockholders (other than Contran and its affiliates). The TIMET board of directors approved the merger agreement, following the recommendation of the special committee.

The merger agreement includes a “go shop” provision whereby the special committee of the TIMET board of directors, with the assistance of its independent advisors, will actively solicit superior acquisition proposals from third parties for 45 days following the signing of the merger agreement. TIMET does not intend to disclose developments with respect to this solicitation process unless and until the special-committee has made a decision with respect to the alternative proposals, if any, it receives. No assurances can be given that the solicitation of superior proposals will result in an alternative transaction.

Morgan Stanley & Co. LLC is acting as financial advisor to the special committee of TIMET’s board of directors, and Weil, Gotshal & Manges LLP is acting as the special committee’s legal advisor.

36. The process leading to the Proposed Acquisition was infected with conflicts, as it was driven entirely by the Company’s largest shareholder seeking liquidity for his illiquid holdings in Timet stock. Contran and its affiliates, owned and controlled by defendant and Chairman of the Board H. Simmons, in the aggregate own approximately 54% of the outstanding shares of the Company’s common stock. But H. Simmons’ dominance over the Company extends well beyond his mere share ownership percentage. As described below, H. Simmons controls six of Timet’s seven Board members:

(a) Defendant H. Simmons, Chairman and a director of Timet, and other entities or individuals related to H. Simmons hold approximately 54% of Timet’s outstanding stock, and H. Simmons controls Valhi, Contran, NL, Kronos, Keystone and CompX, which defendants acknowledge may be deemed to be affiliates of Timet.

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(b) Defendant Watson, a director of Timet, has been President and a director of Contran and President, CEO and a director of Valhi. He has also served as CEO of Kronos since February 2009 and its Vice Chairman of the Board since prior to 2006. Watson has served as a director of CompX, Keystone and NL since prior to 2006. Watson has served as an executive officer or director of various companies related to Contran and Valhi since 1980.

(c) Defendant G. Simmons, a director of Timet, is Chairman of the Board of Keystone and CompX. Since 1987,G. Simmons has been Vice Chairman of the Board of Valhi and of Contran. G. Simmons has been an executive officer and/or director of various companies related to Valhi and Contran since 1969. G. Simmons is also a director of NL and Kronos. G. Simmons is the brother of H. Simmons.

(d) Defendant Stafford, a director of Timet, currently serves on the Board of NL and is Chairman of NL’s audit and management development and compensation committees.

(e) Defendant Coogan, a director of Timet, also serves as a director of Kronos’ audit committee and management development and compensation committee. Coogan was a director of CompX from 2002 to 2006 and Keystone from 2003 to 2005.

(f) Defendant Worrell, a director of Timet, currently serves as a director of NL and as a member of NL’s audit committee.

37. As a result of the conflicted and unfair process underlying the Proposed Acquisition, the proposed Offer price is unfair. In the last year Timet traded above the Offer price, at a high of

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$16.53, on January 19, 2012. Moreover, several analysts have set a median price target for Timet of $17.00, a high target of $20.00 (21% above the proposed acquisition price) and at least one other financial site has set a 12-month consensus price target of $18.50, all of which are above the $16.50 Offer price. The Offer price represents a multiple of just 1.7 times total assets, compared with the 1.96 median of four deals, according to Bloomberg. Furthermore, in its press release announcing its third quarter 2012 results on the same day of the announcement of the Merger Agreement, Bob O’Brian, Timet’s President and CEO, commented that the commercial aerospace sector is poised for sustained growth over the next several years.

38. Moreover, the proposed Offer price undervalues Timet’s worth to PCC. The acquisition of Timet is expected to be immediately accretive to PCC’s earnings. Timet, with about 2,750 workers, will make Precision Castparts into a world leader in titanium manufacturing almost overnight, given the two companies’ longstanding collaboration. J.B. Groh, an analyst at D.A. Davidson in Lake Oswego, said the deal appeared favorable for Precision Castparts, given the ever- increasing use of titanium in aircraft such as the Boeing 787 and Airbus A350.

39. Moreover, Mark Donegan, Chairman and CEO of PCC, has stated:

“Timet will provide us with the titanium capability that has always been a key missing piece of our overall product portfolio.… As our 2006 acquisition of Special Metals did for us with nickel alloys, acquiring Timet will enable us to streamline our supply chain and better manage our input costs in our core operations. As we continue to grow in the aerostructure market, this supply linkage will present even more of an opportunity.

“The potential for value creation is vast – we expect to generate significant synergies by putting, our two companies together and leveraging our respective strengths. Timet’s melting expertise and PCC’s forging and conversion assets are a complementary strategic fit, We will attack our collective cost structure and leverage our combined conversion assets to further enhance our respective customer presences and to penetrate new markets.

“This transaction is truly a needle mover, a deal that offers PCC and our customers a wide range of opportunities going forward.… We’ve worked with Timet for many years and are quite familiar with their operations, so we expect integration to move ahead quickly once the merger is completed.”

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40. As part of the Proposed Acquisition, defendants agreed to several provisions designed to keep out competitive bidders that may have offered more value to the Company’s shareholders. In connection with the Merger, Contran and certain of its affiliates have entered into a Support Agreement with PCC, effective as of November 9, 2012. Pursuant to the Support Agreement, Contran and certain of Its affiliates have agreed to, among other things, tender their shares of Company common stock in the Offer and, if necessary, vote such shares in favor of the Merger and against any alternative acquisition proposal and against any other action or agreement that would delay, prevent, impede, or impair the ability of PCC to complete the Merger and acquire Timet. An aggregate of 79,224,055 shares of the Company’s common stock are subject to the Support Agreement as of the date hereof, representing approximately 45% of the Company’s outstanding shares of common stock, and against any alternative acquisition proposal.

41. In addition to the Support Agreement, defendants also agreed to several other preclusive deal protection devices that will ensure Timet is sold to PCC and only to PCC. Although the Merger Agreement allows a 45-day “go-shop” period, the provision is less meaningful because the deal includes protective measures designed to strongly discourage competing bidders. These preclusive deal protection devices include:

(a) a “no-solicitation” provision (the “no-shop”) that precludes Timet, after the “go-shop” period ends, from providing confidential Company information to, or even communicating with, potential competing bidders for the Company except under very limited circumstances;

(b) an illusory “fiduciary out” for the no-shop provision that requires the Company to provide PCC with advance notice before providing any competing bidder with any

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confidential Company information, even after the Board has determined that the competing bid is reasonably likely to lead to a superior proposal and that the Board is breaching its fiduciary duties by not providing the competing bidder with confidential Company information;

(c) an “information rights” provision that requires the Company to provide PCC with confidential, non-public information about competing proposals which PCC can then use to formulate a matching bid;

(d) a “matching rights” provision that requires Timet to provide PCC with the opportunity to match any competing proposal; and

(e) a “termination fee” provision that requires Timet to pay PCC $45.5 million if the Proposed Acquisition is terminated in favor of a superior proposal made during the go-shop period, and $101 million if the Proposed Acquisition is terminated in favor of a superior proposal made during the no-shop period.

42. If defendants are able to consummate the Proposed Acquisition, the Company’s public shareholders will be unable to share in the future success of the Company. Instead, those benefits will inure to PCC. The $16.50 per share amount does not reflect the Company’s intrinsic value, nor does it reflect the value of the Company as the target of a full and fair auction process.

43. The Board agreed to deliver the Company to PCC in order to secure material benefits for H. Simmons and for themselves as a result of the Proposed Acquisition. All of the directors and Company management will obtain from the Proposed Acquisition special benefits (not available to Timet’s public shareholders), including millions of dollars for Company stock options, performance share units, performance accelerated restricted stock units and restricted stock units, whether or not vested or exercisable, which shall upon the Merger become fully vested and exercisable. Furthermore, management who lose their positions after and as a result of the Merger will alsoreceive millions more for change-of-control payments, as the Merger will be a triggering event under the senior executives’ employment contracts.

SHAREHOLDER PETITION FOR BREACH OF FIDUCIARY DUTY – Page 17

44. Because defendants dominate and control the business and corporate affairs of Timet and are in possession of private corporate information concerning the Company’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Timet, which makes it inherently unfair for them to execute and pursue any proposed merger agreement under which they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

45. In sum, defendants sold the Company via a process that did not maximize shareholder value, and did not fully account for the value of the Company. The $16.50 per share price that defendants agreed to materially undervalues Timet. In pursuing the unlawful plan to sell the Company, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing. The Proposed Acquisition was the product of a hopelessly flawed process designed to ensure the sale of Timet to PCC on terms preferential to H. Simmons and PCC and detrimental to plaintiff. This action seeks equitable relief to enjoin the Proposed Acquisition.

CONSPIRACY, AIDING AND ABETTING,

AND CONCERTED ACTION

46. In committing the wrongful acts alleged herein, defendants have pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

SHAREHOLDER PETITION FOR BREACH OF FIDUCIARY DUTY – Page 18

47. Each of the defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his overall contribution to, and furtherance of, the wrongdoing. The defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties

Against the Individual Defendants

48. Plaintiff repeats and realleges each allegation set forth herein.

49. The Individual Defendants are knowingly or recklessly and in bad faith violating fiduciary duties of care, loyally, good faith, candor, and independence owed to the public shareholders of Timet and have acted to put their personal interests ahead of the interests of Timet shareholders.

50. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and as a part of a common plan, have acted knowingly or recklessly and in bad faith.

51. The Individual Defendants have knowingly or recklessly and in bad faith violated their fiduciary duties by approving the Proposed Acquisition without regard to the fairness of the transaction to Timet shareholders and by failing to disclose all material information concerning the Proposed Acquisition to such shareholders.

SHAREHOLDER PETITION FOR BREACH OF FIDUCIARY DUTY – Page 19

52. As demonstrated by the allegations above, the Individual Defendants are knowingly or recklessly failing to exercise the care required, and breaching their duties of loyalty, good faith, candor and independence owed to the shareholders of Timet because, among other reasons:

(a) they are taking steps to avoid competitive bidding, to cap the price of Timet stock and to give PCC an unfair advantage, by, among other things, failing to solicit other potential acquirers or alternative transactions;

(b) they are ignoring or are not protecting against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Acquisition; and

(c) they are failing to disclose all material information that would permit Timet stockholders to cast a. fully informed vote on the Proposed Acquisition, including both financial information and regulatory information which may materially affect the Company and the Company’s shareholders.

53. Because the Individual Defendants dominate and control the business and corporate affairs of Timet, and are in possession of private corporate information concerning Timet’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Timet which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

54. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants are knowingly or recklessly and in bad faith failing to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff.

SHAREHOLDER PETITION FOR BREACH OF FIDUCIARY DUTY – Page 20

55. Unless enjoined by this Court, the Individual Defendants will continue to knowingly or recklessly and in bad faith breach their fiduciary duties owed to plaintiff, and may consummate the Proposed Acquisition which will exclude plaintiff from her fair share of Timet’s valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of plaintiff.

56. The Individual Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff, and knowingly or recklessly have breached and are continuing to breach their fiduciary duties to plaintiff.

57. As a result of defendants’ unlawful actions, plaintiff is being harmed in that defendants will deprive plaintiff of a fair sale process. Unless the Proposed Acquisition is enjoined by the Court, the Individual Defendants will continue to knowingly or recklessly and in bad faith breach their fiduciary duties owed to plaintiff will not engage in arm’s-length negotiations on the Merger terms, and will not supply to Timet’s minority stockholders sufficient information to enable them to cast informed votes on the Proposed Acquisition and may consummate the Proposed Acquisition, all to the irreparable harm of plaintiff.

58. Plaintiff has an inadequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty

Against Timet, Precision Castparts and Merger Sub

59. Plaintiff repeats and realleges each allegation set forth herein.

SHAREHOLDER PETITION FOR BREACH OF FIDUCIARY DUTY – Page 21

60. Timet, Precision Castparts and Merger Sub aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of Timet, including plaintiff.

61. The Individual Defendants owed to plaintiff certain fiduciary duties as fully set out herein.

62. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff.

63. Timet, Precision Castparts and Merger Sub colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to plaintiff.

64. Plaintiff shall be irreparably injured as a direct and proximate result of the aforementioned acts.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands judgment against all defendants as follows:

A. Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of the Individual Defendants and that the Merger Agreement is therefore unlawful and unenforceable;

B. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the highest possible value for shareholders;

SHAREHOLDER PETITION FOR BREACH OF FIDUCIARY DUTY – Page 22

C. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of the Company’s shareholders until the process for the sale or auction of the Company is completed and the best possible consideration is obtained for Timet;

D. Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof, including the onerous and preclusive deal protection devices;

E. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees, costs and expenses; and

F. Granting such other and further equitable relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

DATED: November , 2012	THE BRISCOE LAW FIRM, PLLC WILLIE C. BRISCOE State Bar No. 24001788

WILLIE C. BRISCOE

8117 Preston Road, Suite 300
Dallas, TX 75225
Telephone: 214/706-9314
214/706-9315 (fax)
wbriscoe@thebriscoelawfirm.com

ROBBINS GELLER RUDMAN & DOWD LLP
RANDALL J. BARON
A. RICK ATWOOD, JR.
DAVID T. WISSBROECKER
EDWARD M. GERGOSIAN
655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)

SHAREHOLDER PETITION FOR BREACH OF FIDUCIARY DUTY – Page 23

POWERS TAYLOR LLP
PATRICK W. POWERS
Campbell Centre II
8150 North Central Expressway, Suite 1575
Dallas, TX 75206
Telephone: 214/239-8900
214/239-8901 (fax)

Attorneys for Plaintiff

SHAREHOLDER PETITION FOR BREACH OF FIDUCIARY DUTY – Page 24